UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CORPORATE OFFICE PROPERTIES TRUST

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% Exchangeable Senior Notes due 2026 of Corporate Office Properties, L.P.

(Guaranteed on a senior unsecured basis by Corporate Office Properties Trust)

(Title of Class of Securities)

22003BAA4

(CUSIP Number of Class of Securities)

Randall M. Griffin

Chief Executive Officer

Corporate Office Properties Trust

6711 Columbia Gateway Drive, Suite 300

Columbia, MD 21046

(443) 285-5400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Justin W. Chairman, Esq.

Morgan, Lewis, & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$162,500,000	$18,866.25

*      Estimated for purposes of calculating the filing fee only. The purchase price of the 3.50% Exchangeable Senior Notes due 2026 of Corporate Office Properties, L.P. (the “Notes”), which are guaranteed by Corporate Office Properties Trust, is equal to 100% of the principal amount of those Notes, excluding accrued and unpaid interest and certain other amounts, if any.  As of August 16, 2011, the aggregate principal amount of Notes outstanding was $162,500,000, resulting in an aggregate maximum purchase price of $162,500,000, excluding accrued and unpaid interest and certain other amounts, if any.

**   The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of September 18, 2006 (the “Indenture”), among Corporate Office Properties, L.P., as Issuer (the “Company”), Corporate Office Properties Trust, as Guarantor (the “Guarantor”), and Wells Fargo Bank, National Association, as trustee and paying agent (the “Trustee” or “Paying Agent”), for the Company’s 3.50% Exchangeable Senior Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes as set forth in the Put Right Notice for the 3.50% Exchangeable Senior Notes due 2026, dated August 16, 2011 (the “Put Right Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Schedule TO is being filed by the Guarantor.  The Company is not a registrant under the Exchange Act.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all or any portion of the Notes if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Put Option.  The Guarantor has guaranteed the obligations of the Company under the Indenture.  The Notes are exchangeable into cash (up to the principal amount of the notes) and, with respect to any excess exchange value, may be exchangeable into (at the Company’s option) cash, common shares of beneficial interest, $0.001 par value per share, of the Guarantor (“common shares”) or a combination of cash and common shares of the Guarantor, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company and the Guarantor maintain their principal executive offices at 6711 Columbia Gateway Drive, Suite 300, Columbia, MD 21046 and the telephone number there is (443) 285-5400. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, neither the Company’s nor the Guarantor’s financial condition is material to a Holder’s decision whether to surrender the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Guarantor, of which the Company is a subsidiary, is a public reporting company that files reports electronically on EDGAR.  The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)           Not applicable.

Item 11.  Additional Information.

Not applicable.

(b)           Not applicable.

Item 12.  Exhibits.

(a)(1)(A)                 Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 16, 2011.

(a)(1)(B)                 Form W-9.

(b)(1)                      Second Amended and Restated Credit Agreement, dated October 1, 2007, among Corporate Office Properties, L.P., Corporate Office Properties Trust, KeyBanc Capital Markets, Wachovia Capital Markets, LLC, KeyBank National Association, Wachovia Bank, National Association, Bank of America, N.A., Manufacturers and Traders Trust Company and Citizens Bank of Pennsylvania, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Corporate Office Properties Trust for the quarter ended September 30, 2010.

(d)(1)                      Indenture, dated as of September 18, 2006, among Corporate Office Properties, L.P., as Issuer, Corporate Office Properties Trust, as Guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(2)                      3.50% Exchangeable Senior Note due 2026 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(3)                      Registration Rights Agreement, dated September 18, 2006, among Corporate Office Properties, L.P., Corporate Office Properties Trust, Banc of America Securities LLC and J.P. Morgan Securities Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(4)                      Common Stock Delivery Agreement, dated September 18, 2006, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CORPORATE OFFICE PROPERTIES TRUST

By:	/s/ Randall M. Griffin
	Name:	Randall M. Griffin
	Title:	Chief Executive Officer
Date:	August 16, 2011

INDEX TO EXHIBITS

Exhibit 99(a)(1)(A)	Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 16, 2011.

Exhibit 99(a)(1)(B)	Form W-9.

Exhibit 99(b)(1)

Second Amended and Restated Credit Agreement, dated October 1, 2007, among Corporate Office Properties, L.P., Corporate Office Properties Trust, KeyBanc Capital Markets, Wachovia Capital Markets, LLC, KeyBank National Association, Wachovia Bank, National Association, Bank of America, N.A., Manufacturers and Traders Trust Company and Citizens Bank of Pennsylvania, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Corporate Office Properties Trust for the quarter ended September 30, 2010.

Exhibit 99(d)(1)

Indenture, dated as of September 18, 2006, among Corporate Office Properties, L.P., as Issuer, Corporate Office Properties Trust, as Guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(2)

3.50% Exchangeable Senior Note due 2026 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(3)

Registration Rights Agreement, dated September 18, 2006, among Corporate Office Properties, L.P., Corporate Office Properties Trust, Banc of America Securities LLC and J.P. Morgan Securities Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(4)

Common Stock Delivery Agreement, dated September 18, 2006, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.